UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2011

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

TABLE OF CONTENTS

Exhibit Index

99.1	Press release dated March 31, 2011 – China Yuchai International Announces Unaudited 2010 Financial Results

99.2	Unaudited Financial Statements for year ended December 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Boo Guan Saw
Name:	Boo Guan Saw
Title:	President and Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 31, 2011 – China Yuchai International Announces Unaudited 2010 Financial Results

99.2	Unaudited Financial Statements for year ended December 31, 2010

Exhibit 99.1

China Yuchai International Announces

Unaudited 2010 Financial Results

Singapore, Singapore –March 31, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading automotive manufacturer and distributor of diesel engines in China, announced today its unaudited consolidated financial results for the fourth quarter of 2010 and full year ended December 31, 2010. The financial information presented herein for FY 2010 and FY 2009 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for fourth quarter 2010:

•	Net revenue was RMB 4.0 billion (US$ 606.5 million) compared with RMB 3.2 billion (US$ 490.6 million) in the fourth quarter of 2009;

•	Gross profit increased to RMB 1.3 billion (US$ 200.7 million) from RMB 781.2 million (US$ 118.0 million) in the fourth quarter of 2009;

•	Operating margin increased to 20.3% from 10.9% in the fourth quarter of 2009;

•

Total net profit attributable to China Yuchai’s shareholders was RMB 461.7 million (US$ 69.7 million), or earnings per share of RMB 12.39 (US$ 1.87), compared with RMB 195.6 million (US$ 29.5 million), or earnings per share of RMB 5.25 (US$ 0.79) in the fourth quarter of 2009.

Net revenue for the fourth quarter of 2010 increased 23.6% to RMB 4.0 billion (US$ 606.5 million) from RMB 3.2 billion (US$ 490.6 million) in the fourth quarter of 2009. The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the fourth quarter of 2010 was 115,460 units compared with 101,363 units in the fourth quarter of 2009. The increase in unit sales volume and net revenue were mainly due to the ongoing product mix shift and higher demand for heavy-duty engines.

Gross profit increased 70.1% to RMB 1.3 billion (US$ 200.7 million) from RMB 781.2 million (US$ 118.0 million) in the fourth quarter of 2009. The gross margin was 33.1% in the fourth quarter of 2010 compared with 24.0% for the fourth quarter of 2009. In the fourth quarter of 2010, the higher gross margin was mainly attributable to a combination of increased sales of more profitable heavy-duty engines and the reversal of inventory reserves due to the consumption and sale of parts that were previously provided.

Other income was RMB 44.2 million (US$ 6.7 million) compared to RMB 57.6 million (US$ 8.7 million) in the fourth quarter of 2009. The fourth quarter of 2009 included non-recurring income of RMB 23.6 million (US$ 3.6 million) relating to forgiveness of debt under a creditors’ liquidation agreement by a subsidiary of HL Global Enterprises Limited.

Research and development (“R&D”) expenses were RMB 78.2 million (US$ 11.8 million) in the fourth quarter of 2010 versus RMB 92.0 million (US$ 13.9 million) in the fourth quarter of 2009, a 15.0% decline due mainly to lower consultancy fees and capitalization of qualifying R&D costs amounting to RMB 13.4 million (US$ 2.0 million). As a percentage of net revenue, R&D spending was 1.9% of net revenue in the fourth quarter of 2010 compared with 2.8% in the fourth quarter of 2009.

Selling, general & administrative expenses in the fourth quarter of 2010 were RMB 480.9 million (US$ 72.6 million), a 22.8% rise from the RMB 391.6 million (US$ 59.1 million) in the fourth quarter of 2009 due mainly to higher business volumes and related expenses. As a percentage of net revenue, selling, general & administrative expenses were 12.0% in the fourth quarter of 2010, approximately the same percentage as for the same quarter in 2009.

Operating profit climbed 129.2% to RMB 814.1 million (US$ 122.9 million) in the fourth quarter of 2010 from RMB 355.1 million (US$ 53.6 million) in the fourth quarter of 2009. The increase is mainly due to increased sales and higher gross profit. The operating margin increased to 20.3% in the fourth quarter of 2010 from 10.9% in the fourth quarter of 2009 mainly due to the improvement in gross margin.

In the fourth quarter of 2010, total net profit attributable to China Yuchai’s shareholders increased 136.1% to RMB 461.7 million (US$ 69.7 million), or earnings per share of RMB 12.39 (US$ 1.87), compared with RMB 195.6 million (US$ 29.5 million), or earnings per share of RMB 5.25 (US$ 0.79) in the fourth quarter of 2009.

Financial Highlights for 2010

•	Net revenues grew 24.7% year-over-year to RMB 16.4 billion (US$2.5 billion);

•	Gross profit rose 57.9% year-over-year to RMB 4.0 billion (US$ 606.9 million);

•	Operating profit rose by 129.2% year-over-year to RMB 2.0 billion (US$ 295.7 million);

•	Total net profit attributable to China Yuchai’s shareholders in 2010 increased by 79.9% year-over-year to RMB 1.1 billion (US$ 170.6 million).

Net revenues for 2010 increased 24.7% to RMB 16.4 billion (US$ 2.5 billion) from RMB 13.2 billion (US$ 2.0 billion) in 2009. The total number of diesel engines sold by GYMCL for 2010 was 551,592, a 17.9% improvement compared with 467,899 units sold in 2009. The increase in net revenues was a result of greater unit volume, especially in the heavy-duty diesel engine sector.

Gross profit in 2010 rose 57.9% to RMB 4.0 billion (US$ 606.9 million) from RMB 2.6 billion (US$ 384.4 million) in 2009. The gross margin was 24.5% versus 19.3% in 2009. The increase in gross profit and gross margin was mainly due to the growth in the sales of more profitable, heavy-duty engines and the reversal of inventory reserves due to the consumption and sale of parts that were previously provided.

Other income increased by 33.8% to RMB 103.8 million (US$ 15.7 million) from RMB 77.6 million (US$11.7 million) due to exchange gains and higher interest income.

Research and development (“R&D”) expenditures rose by 9.0% in 2010 to RMB 324.1 million (US$ 48.9 million) from RMB 297.3 million (US$ 44.9 million) in 2009. While the R&D expense rose in absolute terms, as a percentage of net revenues, it was 2.0% in 2010 compared with 2.3% in 2009 due to the faster growth in net revenues. This investment is mostly focused on developing low emission and higher fuel efficient engines to meet changing market demands and the Chinese government’s environmental requirements.

Selling, general & administrative expenses (“SG&A”) rose 25.1% in 2010 to RMB 1.8 billion (US$ 277.9 million) compared with RMB 1.5 billion (US$ 222.2 million) in 2009 due to higher business volumes and related expenses. SG&A expenses were 11.2% of net revenues for both 2010 and 2009.

Operating profit rose 129.2% in 2010 to RMB 2.0 billion (US$ 295.7 million) from RMB 854.3 million (US$ 129.0 million) in 2009. The increase was mainly due to the growth in unit sales, net revenues and gross profit combined with more stringent expense-control measures. The operating profit margin grew to 11.9% in 2010 from 6.5% in 2009.

Finance costs in 2010 increased 68.3% to RMB 130.4 million (US$ 19.7 million) from RMB 77.5 million (US$ 11.7 million) in 2009. The higher interest expense was due to the raising of interest rates in China during the year which resulted in the increase in the cost of bills discounting and borrowings.

In 2009, the Company reported a one-time non-recurring gain of approximately RMB 203.0 million (US$ 30.6 million) arising from GYMCL’s acquisition of the 100% equity of Guangxi Yulin Hotel Company Ltd. (“Yulin Hotel Company”) to resolve past loans by GYMCL worth an aggregate principal amount of RMB 205.0 million as previously disclosed.

Total net profit attributable to China Yuchai’s shareholders in 2010 increased by 79.9% to RMB 1.1 billion (US$ 170.6 million) from RMB 628.3 million (US$ 94.9 million) in 2009. Earnings per share for 2010 increased to RMB 30.32 (US$ 4.58) from RMB 16.86 (US$ 2.55) in 2009. The increase in net income was mainly due to higher net revenues and unit sales, higher other income and stringent expense control.

As of December 31, 2010, a total of 37,267,673 shares were issued and outstanding.

As at December 31, 2010, cash and cash equivalent was RMB 4.1 billion (US$ 613.2 million) compared with RMB 3.7 billion at the end of 2009. Trade and bills receivable was RMB 4.3 billion (US$ 648.4 million) compared with RMB 2.5 billion at the end of 2009. Net inventory was RMB 2.6 billion (US$ 394.5 million) compared with RMB 2.1 billion last year. Trade payables increased to RMB 5.8 billion (US$ 869.6 million) from RMB 4.7 billion at the end of 2009. Short-term and long-term borrowings decreased from RMB 1.1 billion at the end of 2009 to RMB 625.4 million (US$ 94.4 million) at the end of December 2010.

Mr. Boo Guan Saw, President of China Yuchai, commented, “The strong performance in the fourth quarter of 2010 is reflected in our financial results and the future of our strategic shift toward the more profitable, heavy-duty engine segment and the impact of our new manufacturing capabilities.”

“We continue to expand our heavy-duty diesel engine capacity as we expect to double our existing 6L and 6M production lines in mid-2011 and our joint venture with CIMC-Chery Auto began production of our new, advanced YC6K engine in December 2010. This engine is more powerful than our current heavy-duty engines and it will open up new market segments for us in the near future. The macroeconomic environment remains positive although growth is expected to be more moderate. Infrastructure expansion will continue especially in central China, requiring diesel engines to power vehicles for the movement of products by trucks and people by buses in urban areas.”

“Our high-quality products, innovative new engines developed by our leading research and development programs, and excellent customer service provide a competitive advantage that will strengthen our leadership position in the large Chinese automotive market,” Mr. Saw concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2010. The financial information of the Company presented above is unaudited and may differ materially from that reflected in the audited financial statements of the Company for fiscal year 2010 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.6227 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2010 or at any other date.

Unaudited Full Year 2010 Financial Results Web Cast

An audio web cast for the investment community has been scheduled for 8.00 A.M. Eastern Daylight Time today, March 31, 2011. The call will be hosted by Mr. Boo Guan Saw, President, and Mr. Weng Ming Hoh, Chief Financial Officer, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.

The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognized as the leading automotive manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@grayling.com dixon.chen@grayling.com

— tables follow —

Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarter ended December 31, 2010 and 2009

(RMB and USD amounts expressed in thousands, except per share data)

	4th Quarter 2010		4th Quarter 2009
	Rmb ‘000	US$ ‘000	Rmb ‘000	US$ ‘000
Revenue, net	4,016,646	606,497	3,249,045	490,592
Cost of goods sold	2,687,631	405,821	2,467,854	372,636
Gross profit	1,329,015	200,676	781,191	117,956
Other income	(44,152)	(6,667)	(57,551)	(8,690)

Research & development costs	78,212	11,810	92,037	13,897

Selling, general and administrative expenses	480,887	72,612	391,588	59,128
Operating profit	814,068	122,921	355,117	53,621
Finance cost	32,876	4,964	26,252	3,964

Share of loss/(profit) of associates	182	27	(325)	(49)

Share of loss of joint ventures	6,979	1,054	4,768	720

Profit before tax from continuing operations	774,031	116,876	324,422	48,986
Income tax expense	159,862	24,139	55,922	8,444

Profit for the period from continuing operations	614,169	92,737	268,500	40,542
Discontinued operations	—	—	(3,136)	(474)

Profit for the period	614,169	92,737	271,636	41,016

Attributable to:
Equity holders of the Parent	461,718	69,718	195,553	29,528
Minority interest	152,451	23,019	76,083	11,488
	614,169	92,737	271,636	41,016

Net earnings per common share	12.39	1.87	5.25	0.79

Note: Both 2010 and 2009 financials are prepared in conformity with IFRS. The amounts are unaudited and subject to change.

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the year ended December 31, 2010 and 2009

(RMB and USD amounts expressed in thousands, except per share data)

	YTD 31 December 2010		YTD 31 December 2009
	Rmb ‘000	US$ ‘000	Rmb ‘000	US$ ‘000

Revenue, net	16,436,687	2,481,871	13,175,903	1,989,506

Cost of goods sold	12,417,600	1,875,006	10,630,085	1,605,098

Gross profit	4,019,087	606,865	2,545,818	384,408

Other income	(103,787)	(15,671)	(77,555)	(11,711)

Research & development costs	324,123	48,941	297,259	44,885

Selling, general and administrative expenses	1,840,557	277,916	1,471,857	222,245

Operating profit	1,958,194	295,679	854,257	128,989

Finance cost	130,446	19,697	77,493	11,701

Share of loss/(profit) of associates	121	18	(2,954)	(446)

Share of loss of joint ventures	13,493	2,037	16,000	2,416
Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loans	—	—	(202,950)	(30,645)

Profit before tax from continuing operations	1,814,134	273,927	966,668	145,963

Income tax expense	327,844	49,504	147,223	22,230
Profit for the period from continuing operations	1,486,290	224,423	819,445	123,733

Discontinued operations	(12,655)	(1,911)	(13,022)	(1,966)

Profit for the period	1,498,945	226,334	832,467	125,699

Attributable to:

Equity holders of the Parent	1,130,090	170,639	628,331	94,875

Minority interest	368,855	55,695	204,136	30,824
	1,498,945	226,334	832,467	125,699

				—

Net earnings per common share	30.32	4.58	16.86	2.55

Note: Both 2010 and 2009 financials are prepared in conformity with IFRS. The amounts are unaudited and subject to change.

CHINA YUCHAI INTERNATIONAL LIMITED

Selected Unaudited Consolidated Balance Sheet Items

(Rmb and USD amounts are expressed in thousands)

	As of December 31, 2009	As of December 31, 2010
	Rmb ‘000	Rmb ‘000	USD ‘000

Cash and cash equivalent	3,657,981	4,060,990	613,193

Trade and bills receivable, net	2,506,701	4,294,323	648,425

Inventories, net	2,130,026	2,612,611	394,493

Current assets	8,678,505	11,501,288	1,736,646

Total assets	13,305,911	16,351,216	2,468,965

Trade payables	4,749,651	5,759,334	869,635

Short-term and long-term interest bearing loans and borrowings	1,079,048	625,393	94,432

Equity attributable to equity holders of the Parent	4,049,331	5,110,730	771,699

Note: Both 2010 and 2009 financials are prepared in conformity with IFRS. The amounts are unaudited and subject to change.

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